RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Nine Months Ended September 30,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2014	2013	2012	2011	2010

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$1,949	$2,447	$2,296	$2,323	$1,964
Capitalized interest	(28)	(69)	(70)	(62)	(62)
Depreciation of capitalized interest	15	20	20	22	18
Dividends from less than 50%-owned companies carried at equity	5	10	7	6	9
Adjusted pre-tax income from continuing operations before adjustment
for noncontrolling interests in consolidated subsidiaries or income	1,941	2,408	2,253	2,289	1,929
or loss from equity investees
Fixed charges
Interest on long-term and short-term debt	$134	$178	$141	$145	$118
Capitalized interest	28	69	70	62	62
Rental expenses representative of an interest factor	35	43	39	38	37
Total fixed charges	$197	$290	$250	$245	$217

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$2,138	$2,698	$2,503	$2,534	$2,146
RATIO OF EARNINGS TO FIXED CHARGES	10.9	9.3	10.0	10.3	9.9